Exhibit 99.1

Caledonia Mining Corporation Plc
Q1 2017 Production Update
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
20 April 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces gold production from the Blanket Mine (“Blanket”) in Zimbabwe, for the quarter ended 31 March 2017 (“Q1 2017” or the “Quarter”).  All production numbers are expressed on a 100 per cent basis and are based on mine production data and are therefore subject to adjustment following final assay at the refiners.
Approximately 12,794 ounces of gold were produced during the Quarter, representing an 18 per cent year on year increase on the gold produced in Q1 2016 (10,822 ounces).  Caledonia maintains its’ 2017 full year production guidance of approximately 60,000 ounces and remains on track with progress towards its long-term target of 80,000 ounces by 2021.
Commenting on the production for Q1 of 2017, Steve Curtis, Caledonia’s Chief Executive Officer, said:
“Production in the first quarter of 2017 showed a pleasing year on year improvement of 18 per cent, a trend which we anticipate maintaining, in line with our guidance for 2017. Production continues to be supported by access to resources below the 750m level through the development of a second decline into the AR Main ore body as well as through the current decline at AR South and through the 6 Winze shaft. Production in Q1 was six per cent lower than the previous record quarter, but remains within planned production for the full year. This trend is in line with the historical quarterly production profile at Blanket which typically experiences slightly lower production rates in the first quarter of each year due to holidays and mine scheduling.
We continue to be pleased with the production increases from Blanket following the implementation of the ongoing Investment Plan, and I look forward to updating the market in due course.”
About Caledonia Mining
Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49 per cent interest in an operating gold mine in Zimbabwe (“Blanket”).  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on the American OTCQX as “CALVF”.
At 31 December 2016, Caledonia had cash of US$14.3m.  Blanket plans to increase production from 50,351 ounces in 2016 to approximately 80,000 ounces in 2021; Blanket’s target production for 2017 is approximately 60,000 ounces. Caledonia expects to publish its results for the quarter to 31 March 2017 on 15 May 2017.
Head and Registered Office: Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF
info@caledoniamining.com  |  | www.caledoniamining.com

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Tel: +44 1534 679800 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Maurice Mason Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Shareholders, potential shareholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.